Exhibit 99.1

NEWS RELEASE TRANSMITTED BY CNW

FOR:  Sierra Wireless, Inc.

TSX:  SW

Nasdaq:  SWIR

April 7, 2008

Sierra Wireless, Inc. Announces Normal Course Issuer Bid

VANCOUVER, April 7, 2008 – Sierra Wireless, Inc. (NASDAQ: SWIR - TSX: SW) (“Sierra Wireless”) today announced its intention to seek regulatory approval which, if obtained, will allow it to purchase up to 1,567,378 of its Common Shares by way of a normal course issuer bid (the “Bid”) on the Toronto Stock Exchange (“TSX”) and the NASDAQ Global Market, representing approximately 5% of the Common Shares outstanding as of the date of this announcement.

Purchases of Common Shares may commence on the date that is five days after (i) the date of acceptance by the TSX of Sierra Wireless’s notice of intention in final executed form, and (ii) the date that Sierra Wireless issues the press release required by the TSX and Canadian securities regulators.  It is expected that the purchases will terminate not more than one year after the purchases commence, or on such earlier date as Sierra Wireless may complete its purchases.

Purchases will be made by Sierra Wireless in accordance with applicable regulatory requirements and the price which Sierra Wireless will pay for any such Common Shares will be the market price of such shares at the time of acquisition.  Purchased Common Shares will be cancelled.  Sierra Wireless has not previously entered into a normal course issuer bid.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR - TSX: SW) modems and software connect people and systems to mobile broadband networks around the world. The Company offers a diverse product portfolio addressing enterprise, consumer, original equipment manufacturer, specialized vertical industry, and machine-to-machine markets, and provides professional services to customers requiring expertise in wireless design, integration, and carrier certification. For more information about Sierra Wireless, visit www.sierrawireless.com.

Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words “plan”, “expect”, “believe”, and similar expressions generally identify forward-looking statements. These statements reflect our current expectations.  They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

FOR FURTHER INFORMATION PLEASE CONTACT:

Sierra Wireless, Inc.
David G. McLennan
Chief Financial Officer
(604) 231-1185
Website: www.sierrawireless.com
Email: dmclennan@sierrawireless.com